UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

GRANDPARENTS.COM, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

386617 104
(CUSIP Number)

April 24, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 386617 104	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Mel Harris
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,513,333 (1)
	6.	SHARED VOTING POWER 60,000 (2)
	7.	SOLE DISPOSITIVE POWER 6,513,333 (1)
	8.	SHARED DISPOSITIVE POWER 60,000 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,573,333 (1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes (i) 2,105,000 shares of common stock, par value $.01 (“Common Stock”), of Grandparents.com, Inc. held by the Reporting Person; (ii) 4,200,000 shares of Common Stock underlying warrants held by the Reporting Person that are presently exercisable; and (iii) 208,333 shares of Common Stock underlying options held by the Reporting Person that have vested or will vest within sixty (60) days of the date of this Schedule 13G.
(2)	Includes 60,000 shares of Common Stock held by the Reporting Person’s spouse.

CUSIP No. 386617 104	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Grandparents.com, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices

589 Eighth Avenue, 6th Floor New York, New York 10018

Item 2(a).	Name of Person Filing

Mel Harris

Item 2(b).	Address of Principal Business Office or, if None, Residence

10800 Biscayne Blvd. Suite 750 Miami, Florida 33161

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number

386617 104

CUSIP No. 386617 104	13G	Page 4 of 5 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

6,573,333 (1) (2)

(b)	Percent of Class:

7.6%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

6,513,333 (1)

(ii) Shared power to vote or to direct the vote

60,000 (2)

(iii) Sole power to dispose or to direct the disposition of

6,513,333 (1)

(iv) Shared power to dispose or to direct the disposition of

60,000 (2)

(1)	Includes (i) 2,105,000 shares of Common Stock held by the Reporting Person; (ii) 4,200,000 shares of Common Stock underlying warrants held by the Reporting Person that are presently exercisable; and (iii) 208,333 shares of Common Stock underlying options held by the Reporting Person that have vested or will vest within sixty (60) days of the date of this Schedule 13G.
(2)	Includes 60,000 shares of Common Stock held by the Reporting Person’s spouse.

CUSIP No. 386617 104	13G	Page 5 of 5 Pages

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2013

/s/ Mel Harris
Mel Harris